UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012
Commission File Number 001-34609

CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)

Bldg A #2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chao Yang District, Beijing,
People’s Republic of China 100027
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F                    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                                 ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     N/A

CHINA HYDROELECTRIC CORPORATION
FORM 6-K

China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release dated March 23, 2012

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION

By:	/s/ John Kuhns

John Kuhns, Chairman and Chief Executive Officer

Date: March 23, 2012